The Baker Group

# Auditor's Reports and Financial Statements
December 31, 2022

(Confidential Pursuant to Rule 17a-5(e)(3)
of the Securities Exchange Act of 1934)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
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| OMB Number: 3235-0123 |
| Expires: Oct. 31, 2023 |
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| SEC FILE NUMBER |
|---|
| 8-23684 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: The Baker Group LP

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1601 NW Expressway 21st Floor
(No. and Street)

| Oklahoma City | OK | 73118 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Kathryn Phillips | 405.415.7272 | kphillips@gobaker.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

FORVIS, LLP
(Name – if individual, state last, first, and middle name)

| 211 N. Robinson | Oklahoma City | OK | 73102 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 10/16/2003 | 686 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Kathryn Phillips, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of The Baker Group LP, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SKOSHI HERON
NOTARY
# 03010500
EXP. 08/04/23
PUBLIC
STATE OF OKLAHOMA

Signature:

Title:
CFO&COO

Notary Public

**This filing** contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ■ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# The Baker Group LP

## December 31, 2022

## Contents

FORV/S

Two Leadership Square South Tower, 211 N. Robinson Avenue, Suite 600 / Oklahoma City, OK 73102
**P** 405.606.2580 / **F** 405.600.9799
forvis.com

## Report of Independent Registered Public Accounting Firm

Partners and Board of Directors
The Baker Group LP
Oklahoma City, Oklahoma

### *Opinion on the Financial Statements*

We have audited the accompanying statement of financial condition of The Baker Group LP (the Partnership) as of December 31, 2022; the related statements of income, changes in partners' capital, and cash flows for the year then ended; and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2022 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

### *Basis for Opinion*

These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

### *Supplemental Information*

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2022 (Supplemental Information), has been subjected to audit procedures performed in conjunction with the audit of the Partnership's financial statements. The supplemental information is the responsibility of the Partnership's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with

17 CFR §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

FORVIS, LLP

We have served as the Partnership's auditor since 2004.

Oklahoma City, Oklahoma
February 24, 2023

# The Baker Group LP
## Statement of Financial Condition
## December 31, 2022

### Assets

| | |
|---|---|
| Cash in banks | $ 20,110,743 |
| Cash segregated under federal and other regulations | 475,000 |
| Securities segregated under federal and other regulations | 702,946 |
| Receivables from brokers and dealers | 9,164,109 |
| Receivables from customers | 2,661,922 |
| Securities owned, at fair value | 13,988,987 |
| Furniture and equipment, at cost, net of accumulated depreciation of $566,286 | 23,968 |
| Cash surrender value of life insurance policies | 1,972,151 |
| Receivables for Placement Agent Services | 509,945 |
| Receivables from Related Parties | 87,276 |
| Other assets | 1,425,217 |
| Total assets | $ 51,122,264 |

### Liabilities and Partners' Capital

| | |
|---|---|
| Distributions payable to partners | $ 920,237 |
| Securites Sold Short | 158,840 |
| Payables to customers | 2,233,324 |
| Accrued liabilities | 2,952,569 |
| Total liabilities | 6,264,970 |
| Partners' capital | |
| General partner | 19,921,530 |
| Limited partners | 24,935,764 |
| Total partners' capital | 44,857,294 |
| Total liabilities and partners' capital | $ 51,122,264 |

# The Baker Group LP
## Statement of Income
## Year Ended December 31, 2022

| | |
|---|---|
| **Revenues** | |
| Principal transactions | $ 51,535,138 |
| Public Finance and Underwriting | 8,058,767 |
| Interest | 1,358,435 |
| Referral Fees | 475,034 |
| Commissions | 103,311 |
| Other | 134,177 |
| Total revenues | 61,664,862 |
| **Expenses** | |
| Compensation and benefits | 42,281,927 |
| General and administrative | 5,542,183 |
| Underwrting expenses | 1,269,666 |
| Data Services | 1,513,300 |
| Clearing fees | 941,296 |
| Interest | 209,945 |
| Depreciation | 7,500 |
| Total expenses | 51,765,817 |
| **Net Income** | $ 9,899,045 |

# The Baker Group LP
## Statement of Changes in Partners' Capital
## Year Ended December 31, 2022

| | | Limited Partners | | | | |
|---|---|---|---|---|---|---|
| | General Partner | Class A | Class B Series I | Class B Series II | Class B Series III | Total |
| **Balance, January 1, 2022** | $ 20,054,031 | $ 1,840,763 | $ 295,000 | $ 22,170,000 | $ 3,460,000 | $ 47,819,794 |
| Capital contributions | - | 200,200 | - | 1,135,000 | 100,000 | 1,435,200 |
| Distributions | (6,803,205) | (347,478) | (1,546,010) | (5,026,527) | (573,525) | (14,296,745) |
| Allocations of net income to general and limited partners | 6,670,705 | 147,278 | 1,546,010 | 1,061,527 | 473,525 | 9,899,045 |
| **Balance, December 31, 2022** | $ 19,921,531 | $ 1,840,763 | $ 295,000 | $ 19,340,000 | $ 3,460,000 | $ 44,857,294 |

# The Baker Group LP
## Statement of Cash Flows
## Year Ended December 31, 2022

| | |
|---|---|
| **Operating Activities** | |
| Net income | $ 9,899,045 |
| Items not requiring cash | |
| Depreciation | 51,783 |
| Change in cash surrender value of life insurance policies over premiums paid | (34,775) |
| Changes in | |
| Receivables from brokers and dealers | (9,164,109) |
| Receivables from customers | (2,661,922) |
| Securities owned, at fair value | 1,603,399 |
| Receivables from Placement Agent Services | 550,628 |
| Receivables from Related Parties | 9,876 |
| Other assets | 481,961 |
| Securities sold short | 158,840 |
| Payables to customers | 2,233,324 |
| Payables to brokers and dealers | (7,715,606) |
| Accrued liabilities | (1,949,930) |
| Net cash used in operating activities | (6,537,486) |
| **Investing Activities** | |
| Premiums paid for cash surrender values of life insurance policies | (49,435) |
| Net cash used in investing activities | (49,435) |
| **Financing Activities** | |
| Proceeds from capital contributions | 1,435,200 |
| Capital distributions paid | (15,703,503) |
| Net cash used in financing activities | (14,268,303) |
| **Decrease in Cash and Cash Equivalents** | (20,855,224) |
| **Cash and Cash Equivalents, Beginning of Year** | 41,440,967 |
| **Cash and Cash Equivalents, End of Year** | $ 20,585,743 |
| **Supplemental Disclosure of Cash Flows Information** | |
| Decrease in distributions payable to partners | $ 1,406,758 |
| Cash paid during the year for interest | $ 292,676 |

# The Baker Group LP
## Notes to Financial Statements
## December 31, 2022

## Note 1: Nature of Operations and Significant Accounting Policies

### *Nature of Operations*

The Baker Group LP (the Partnership) is registered under the *Securities Exchange Act of 1934* (the Act) as a general securities broker and dealer.

The Partnership provides broker-dealer services for its clients, which consist predominately of community financial institutions located in approximately 47 states. The Partnership engages in consulting and investment advisory functions, in addition to its broker-dealer operations.

The Partnership consists of a general partner, James Baker Group, Inc. (JBG) and Class A and Class B limited partners. The Class A limited partner, which holds a voting interest in the Partnership, is comprised solely of The Baker Group Software Solutions, Inc. (BGSSI). The Class B limited partners have nonvoting interests and the interests are issued in three series: the Class B Series I interests; the Class B Series II interests; and the Class B Series III interests. The Class B Series I partners may be comprised of state banking associations and the Class B Series II and III partners are individuals, some of whom also own JBG and BGSSI. Class B Series II and Class B Series III limited partners may withdraw capital upon written notice after the capital has been held for one year. Capital contributions by partners are made on a discretionary basis. Any dilution as a result of these discretionary contributions may be avoided at the option of the diluted partner(s) through additional contributions. Class B Series II and Class B Series III limited partnership shares are subject to mandatory redemption by the Partnership within 30 and 10 days written notice, respectively, after one year of the contribution date. At December 31, 2022, $18,205,000 and $3,460,000 were available to Class B Series II and Class B Series III limited partners, respectively, for mandatory redemption.

**Net income of the Partnership is allocated as follows:**

- Class A limited partner interest receives the sum of an amount equal to the federal long-term rate, as defined, multiplied by its weighted-average balance of its capital contribution account.
- Class B Series I interests receive an amount equal to the federal short-term rate, multiplied by the applicable weighted-average balance outstanding during the period and an amount equal to a percentage of the business derived by the Partnership from members of each respective state banking association, as defined.
- Class B Series II interests receive a rate, as determined by the general partner, which was 5.0% for the year ended December 31, 2022, multiplied by the average daily capital balance during the calendar quarter of the fiscal year.
- Class B Series III interests receive an amount at the discretion of the general partner.
- Thereafter, to the general partner.

The accompanying financial statements do not contain a statement of changes in liabilities subordinated to claims of general creditors as required by Rule 17a-5 of the Act, as no such liabilities existed at December 31, 2022, or during the year then ended.

### *Use of Estimates*

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes. Actual results could differ from those estimates.

### *Cash Equivalents*

The Partnership considers all liquid marketable securities with an original maturity of less than three months to be cash equivalents. At December 31, 2022, the Partnership's cash in bank accounts exceeded federally insured limits by approximately $20,524,000.

### *Securities Transactions*

Securities transactions are recorded on the trade date, as if they had settled. Securities owned are valued at fair value in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures*, with the resulting difference between cost and fair value included in income for the period. The valuation of securities often requires judgments and estimates. The valuation is as of a specific date and such values may change significantly due to changes in interest rates, the credit quality of the issuer of the security or other market factors. Occasionally, the Partnership may sell securities it has not yet purchased (that is, sold short) the Partnership is then obligated to purchase that security at a future date at the then current market price. Securities sold short are recorded on trade date.

Accounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the accompanying statement of financial condition.

### *Public Finance and Underwriting*

Public finance revenues include gains, losses and fees net of syndicate expenses, arising from securities offerings in which the Partnership acts as an underwriter or an agent. Revenue related to these transactions is recognized on trade date (the date at which the customer purchases the securities from the firm) as this the date which the firm deemed the performance obligation (initial sale of the bonds, marketing of the issuance, other services related to sale and issuance of the bonds which generally form a single performance obligation) is met. Any costs associated with the underwriting are recognized as non-interest expense and expensed when incurred.

### *Commissions, and Placement Agent Services*

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Placement agent service receivables are earned in accordance with contract terms. Revenue related to these transactions is recognized when payment is received. Any costs associated are recognized when incurred.

### *Depreciation*

Depreciation of furniture and equipment is provided on a straight-line basis over the estimated useful lives of the assets, which range from three to five years.

### *Income Taxes*

The Partnership is not directly subject to income taxes under the provisions of the Internal Revenue Code and applicable state laws. Therefore, taxable income or loss is reported to the individual partners for inclusion in their respective tax returns and no provision for federal and state income taxes has been included in the accompanying financial statements. The Partnership is no longer subject to federal or state income tax examinations by taxing authorities before 2019.

### *Subsequent Events*

Subsequent events have been evaluated through February 24, 2023, which is the date the financial statements were issued.

## Note 2: Cash Securities Segregated Under Federal and Other Regulations

Cash of $475,000 and qualified securities with a fair value of approximately $703,000 as of December 31, 2022, are segregated in a special reserve bank account for the benefit of customers, pursuant to Rule 15c3-3 under the Act.

## Note 3: Receivables from and Payable to Brokers and Dealers

Receivables from brokers and dealers consisted of approximately $9,164,000 of net securities trades that were unsettled at December 31, 2022.

## Note 4: Receivables from Customers

Receivables from customers consisted of approximately $2,662,000 of securities trades that were unsettled at December 31, 2022. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the accompanying financial statement.

## Note 5: Payable to Customers

Payables to customers consisted of approximately $2,233,000 of net securities trades that were unsettled at December 31, 2022.

## Note 6: Related-Party Transactions

The Partnership pays all expenses directly related to broker-dealer activities. The general partner pays all other expenses on behalf of the Partnership; including, but not limited to, compensation and benefits of certain employees, rent and certain general and administrative expenses. These expenses are allocated to the Partnership, based on the percentage directly related to the operation of the broker-dealer, and the general partner was reimbursed for these costs; therefore, these costs are included in the Partnership's financial statements. An amount due to the general partner at December 31, 2022, was approximately $432,000 related to these costs.

## Note 7: Profit-Sharing Plan

The Partnership has a 401(k) profit-sharing plan covering substantially all employees. The Partnership's contributions to the plan are determined annually at the discretion of the Board of Directors. For the year ended December 31, 2022, management has accrued contributions to the plan of approximately $1,496,000 which is included in accrued liabilities in the Statement of Financial Condition.

## Note 8: Net Capital Requirements

The Partnership is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Act, which requires the maintenance of minimum net capital. Rule 15c3-1 also limits the amount of capital withdrawals that can be made within any 30-day period without notification and/or approval of the Securities and Exchange Commission.

The Partnership has elected to use the alternative method permitted by Rule 15c3-1, which requires the Partnership to maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. There $3,349,370 in aggregate debit balances at December 31, 2022. At December 31, 2022, the Partnership had net capital of $42,620,896 which was $42,370,896 in excess of its required net capital as of December 31, 2022.

The Partnership had no customers' fully paid or excess margin securities at December 31, 2022, which were not in the Partnership's possession or control as specified under Rule 15c3-3 of the Act.

## Note 9: Disclosures About Fair Value of Assets

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs. There is a hierarchy of three levels of inputs that may be used to measure fair value:

**Level 1** Quoted prices in active markets for identical assets.

**Level 2** Observable inputs other than Level 1 prices, such as quoted prices for similar assets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets.

**Level 3** Unobservable inputs supported by little or no market activity and significant to the fair value of the assets.

### *Recurring Measurements*

The following table presents the fair value measurements of assets recognized in the accompanying statement of financial condition measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2022:

| | | Fair Value Measurements Using | | |
|---|---|---|---|---|
| | Fair Value | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
| **Assets** | | | | |
| Securities segregated under federal and other regulations | | | | |
| Mortgage-backed securities – government-sponsored enterprises | $ 702,946 | $ - | $ 702,946 | $ - |
| Securities owned | | | | |
| Mortgage-backed securities – government-sponsored enterprises | 6,107,114 | - | 6,107,114 | - |
| Obligations of states and political subdivisions | 7,881,873 | - | 7,881,873 | - |
| Total securities owned | $ 13,988,987 | $ - | $ 13,988,987 | $ - |

Following is a description of the valuation methodologies used for assets measured at fair value on a recurring basis and recognized in the accompanying statement of financial condition, as well as

the general classification of such assets pursuant to the valuation hierarchy. Securities Owned and Securities Segregated Under Federal and Other Regulations

If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. Level 2 securities include mortgage-backed securities – government-sponsored enterprises and obligations of states and political subdivisions. The inputs for determining fair value on Level 2 investments are quoted prices for similar assets.

For all financial instruments not previously described, their carrying amount is a reasonable estimate of fair value due to their liquid and short-term nature.

## Note 10: Significant Estimates, Commitments and Credit Risk

### *Lending Commitments*

The Partnership has an open line of credit with the Clearing Bank, which is used to finance the clearance of securities and securities purchased for the Partnership's account. Borrowings under the line of credit are collateralized by securities, which are pledged to secure the line of credit. Cash advances made by the Clearing Bank in excess of cash balances maintained by the Partnership at the Clearing Bank are payable on demand and bear interest at a rate determined by the Clearing Bank. At December 31, 2022, the rate is 5.75%. As of December 31, 2022, there were no advances outstanding.

### *Credit Risk*

The Partnership is subject to market and credit risk in connection with securities transactions. The Partnership is, therefore, exposed to risk of loss on these transactions in the event of the customers' or brokers' inability to meet the terms of their contracts, in which case the Partnership may have to purchase or sell securities at prevailing market prices which may not be sufficient to liquidate the contractual obligation. The Partnership controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Partnership establishes credit limits for such activities and monitors compliance on a daily basis.

### *Regulatory Examinations*

The Partnership is subject to regulatory examinations by the Financial Industry Regulation Authority (FINRA) and the Securities Exchange Commission (SEC). These examinations include evaluating the financial and operational practices applicable to broker-dealers and compliance to those practices as they relate to rules and regulations governing broker-dealers. As a result of these examinations, fines and penalties may be assessed for noncompliance whether voluntary or nonvoluntary. It is the opinion of management that the disposition or ultimate resolution of any or such claims will not have a material adverse effect on the financial position, results of operations and cash flows of the Partnership.

### *Litigation*

From time to time, the Partnership is involved in routine litigation that arises in the ordinary course of business. There are no pending significant legal proceedings to which the Partnership is a party for which management believes the ultimate outcome would have a material adverse effect on the Partnership's financial position.

**Supplementary Information Required by Rule 17a-5**
**of the *Securities Exchange Act of 1934***

# The Baker Group LP

## Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

## December 31, 2022

| | |
|---|---|
| **Net Capital** | |
| Total partners' capital from statement of financial condition | $ 44,857,294 |
| Deduct | |
| Nonallowable assets | 1,458,853 |
| Aged Fail to Deliver | 1,265 |
| Aged Short Security transaction | 199 |
| Net capital before haircuts on securities positions and other | 43,396,977 |
| Haircuts on unsettled transactions | 30,805 |
| Haircuts on securities positions | 745,276 |
| **Net Capital** | $ 42,620,896 |

**Computation of Alternate Net Capital Requirement**

| | |
|---|---|
| 2% of aggregate debit items pursuant to Rule 15c3-3 | $ 68,787 |
| Minimum dollar net capital requirement | 250,000 |
| Net Capital Requirement | 250,000 |
| Excess Net Capital | 42,370,896 |
| Percentage of Net Capital to aggregate debits | 1239% |
| Net Capital in exces of 5% of combined aggregate debits pursuant to Rule 15c3-3 | 42,448,928 |

There are no differences between the amounts presented above and the amounts presented in the Partnership's computation filed with Part II, Form X-17a-5, for December 31, 2022. Accordingly, no reconciliation is necessary.

# The Baker Group LP

## Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

## December 31, 2022

| | |
|---|---|
| **Credit Balances** | |
| Free credit balances and other credit balances in customers' security accounts pursuant to Rule 15c3-3 | $ 2,233,244 |
| Customers' securities failed to receive | - |
| Total credit items | 2,233,244 |
| **Debit Balances** | |
| Debit balances in customers' cash and margin accounts, excluding unsecured accounts and accounts doubtful of collection, net of deductions pursuant to Rule 15c3-3 | 2,625,232 |
| Failed to deliver of customers' securities not older than 30 calendar days | 814,138 |
| Aggregate debit items | 3,439,370 |
| Less 3% | 103,181 |
| Total debit items | 3,336,189 |
| **Excess of Total Debits over Total Credits** | $ 1,102,945 |
| Amount held on deposit in reserve bank accounts, including qualified securities at end of reporting period | $ 1,177,946 |
| Required deposits | $ - |

There are no differences between the amounts presented above and the amounts presented in the Partnership's computation filed with Part II, Form X-17a-5, for December 31, 2022. Accordingly, no reconciliation is necessary.

# The Baker Group LP

## Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

## December 31, 2022

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date, but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3).

   a. Number of items NONE

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

   b. Number of items NONE